NOL

RECEIVED
2009 SEP 10 P 2:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

4 September 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

09046941

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

Pursuant to Rule 704(15)(c) of the Listing Manual of the Singapore Exchange Securities Trading Limited, NOL has today made an announcement in relation to the incorporation of a wholly owned subsidiary, APL Logistics Chile Freight Forwarders Limitada in the Republic of Chile. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Rule 704(15)(c) - Incorporation of APLL Chile Freight Forwarders) - 4Sep09.DOC

dlw 9/11

APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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Miscellaneous
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Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	04-Sep-2009 17:11:15
Announcement No.	00074

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	ANNOUNCEMENT PURSUANT TO RULE 704(15)(c) OF THE LISTING MANUAL
Description	Please refer to the Company's announcement (attached) on the above subject.
Attachments	APLL_Chile_Freight_Forwarders_4Sep09.pdf Total size = **17K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

ANNOUNCEMENT PURSUANT TO RULE 704(15)(c) OF THE LISTING MANUAL

Pursuant to Rule 704(15)(c) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Neptune Orient Lines Limited ("**NOL**") announces that it has incorporated a new wholly owned subsidiary, APL LOGISTICS CHILE FREIGHT FORWARDERS LIMITADA, in the Republic of Chile with a capital of approximately US$18,000. This new NOL subsidiary will provide non vessel operating common carrier (NVOCC) services in the Republic of Chile.

This transaction is not expected to have a material effect on the net tangible assets or earnings per share of the NOL group for the current financial year.

None of the Directors or controlling shareholders of NOL has any interest, direct or indirect, in this transaction.

BY ORDER OF THE BOARD

Wong Kim Wah
Company Secretary

4 September 2009